# APPENDIX B:
# FINANCIAL STATEMENTS
# (Unaudited)

Focus on Food, Not Finances™

**Units: 8710,8711,8712,8807,8808**
**BALANCE SHEET**
**AS OF 12/30/2018**

**ASSETS**

| | | |
|---|---|---|
| | **CURRENT ASSETS:** | |
| 1030 | HOUSE BANK | 3,606.61 |
| 1080 | US EAGLE SAVINGS | 5.01 |
| 1090 | US EAGLE MONEY MARKET | 103.38 |
| 1100 | CASH OPERATING ACCOUNT | -5,597.68 |
| 1140 | CENTURY BANK-CHECKING- | 0.00 |
| 1150 | INVENTORIES | 21,051.83 |
| 1160 | INTER COMPANY INVENTORY | 4,396.43 |
| 1220 | A/R WHOLESALE KEGS | 55.00 |
| 1270 | EMPLOYEE ADVANCES | 0.00 |
| | **TOTAL CURRENT ASSETS:** | **23,620.58** |
| | **PROPERTY & EQUIPMENT:** | |
| 1410 | CONSTRUCTION IN PROGRESS | 0.00 |
| 1420 | FURNITURE & FIXTURES | 97,108.38 |
| 1430 | COMPUTER/ELECTRONIC EQUIP | 6,888.13 |
| 1440 | MACHINERY & EQUIPMENT | 272,673.07 |
| 1445 | KITCHEN EQUIPMENT | 8,000.00 |
| 1450 | LEASEHOLD IMPROVEMENTS | 551,934.99 |
| 1455 | SIGNAGE | 21,284.34 |
| 1490 | AUTOMOBILE | 37,871.15 |
| 1610 | BREWERY EQUIPMENT | 50,475.32 |
| 1620 | BEER STORAGE TANKS | 27,890.00 |
| 1630 | FERMENTERS | 46,133.56 |
| 1640 | FILTER | 3,451.18 |
| 1510 | ACCUM DEPRECIATION | -869,790.31 |
| | **TOTAL PROPERTY & EQUIPMENT:** | **253,919.81** |
| | **OTHER ASSETS:** | |
| 1807 | DUE TO/FROM BREWING | 31,873.94 |
| 1808 | DUE TO/FROM CORP | -88,054.85 |
| 1810 | DUE TO/FROM OG | -95,277.88 |
| 1811 | DUE TO/FROM SMOKEHOUSE | 10,474.20 |
| 1812 | DUE TO/FROM TAPROOM | 160,483.85 |
| 1813 | DUE TO/FROM BLUE | 374,789.36 |
| 1840 | DEPOSIT CLEARING | 0.00 |
| 1930 | ORGANIZATION COSTS/LEGAL | 3,201.70 |
| 1940 | PREOPENING EXPENSES | 123,377.12 |
| 1955 | ACCUM AMORTIZATION | -66,172.17 |
| 1960 | SECURITY DEPOSITS | 7,887.52 |
| 1971 | PRIOR ACCT. DISCREPANCY | 0.00 |

Units: 8710,8711,8712,8807,8808

BALANCE SHEET

AS OF 12/30/2018

| | | |
|---|---|---|
| | **TOTAL OTHER ASSETS:** | **462,582.79** |
| | **TOTAL ASSETS:** | **740,123.18** |
| | **LIABILITIES &** | |
| | **OWNERS EQUITY** | |
| | **CURRENT LIABILITIES:** | |
| 2020 | ACCOUNTS PAYABLE | 1,595.65 |
| 2030 | ACCOUNTS PAYABLE PRIOR | 0.00 |
| 2060 | GIFT CERTIFICATES PAYABLE | 16,618.31 |
| 2085 | CREDIT CARD TIP PAYABLE | 0.00 |
| 2090 | 401-K PAYABLE | 4,320.53 |
| 2100 | FICA/FWT PAYABLE | 8,960.81 |
| 2120 | STATE WITHHOLDING PAYABLE | 3,332.39 |
| 2140 | FEDERAL UNEMPLOYMENT PAY. | 1,032.49 |
| 2150 | STATE UNEMPLOYMENT PAY. | 1,202.64 |
| 2160 | WORKER'S COMP. PAYABLE | 192.73 |
| 2180 | GARNISHMENTS PAYABLE | 64.15 |
| 2200 | SALES TAX PAYABLE | 12,851.57 |
| 2250 | ACCRUED PAYROLL PAYABLE | 11,710.26 |
| 2305 | AMEX PAYABLE | 45,767.14 |
| 2400 | ACCRUED PRIOR YEAR EXPENS | -9,867.84 |
| | **TOTAL CURRENT LIABILITIES** | **97,780.83** |
| | **LONG TERM DEBT:** | |
| 2610 | N/P KEN CARSON | 143,252.92 |
| 2620 | N/P MICHAEL CARSON | 0.00 |
| 2630 | N/P 2016 NISSAN NV | 15,615.03 |
| 2640 | N/P ZIA TRUST FROM M CARSON | 40,614.86 |
| 2660 | N/P CENTURY BANK LOC | 0.00 |
| | **TOTAL LONG TERM DEBT:** | **199,482.81** |
| | **TOTAL LIABILITIES:** | **297,263.64** |
| | **PARTNERS EQUITY:** | |
| 2910 | SHAREHOLDER CAPITAL | 12,458.93 |
| 2940 | RETAINED EARNINGS | 470,023.83 |
| | Cur Year Net Profit (Loss) | -39,623.22 |
| | **TOTAL PARTNERS EQUITY:** | **442,859.54** |
| | **TOTAL LIABILITIES & EQUITY:** | **740,123.18** |

Focus on Food, Not Finances™

# Units: 8710,8711,8712,8807,8808
# BALANCE SHEET
# AS OF 12/29/2019

| | | |
|---|---|---|
| | **ASSETS** | |
| | **CURRENT ASSETS:** | |
| 1030 | HOUSE BANK | -1,896.23 |
| 1080 | US EAGLE SAVINGS | 5.01 |
| 1090 | US EAGLE MONEY MARKET | 103.38 |
| 1100 | CASH OPERATING ACCOUNT | -56,716.12 |
| 1140 | CENTURY BANK-CHECKING | 0.00 |
| 1150 | INVENTORIES | 24,398.85 |
| 1160 | INTER COMPANY INVENTORY | 2,779.25 |
| 1180 | A/R - CATERING | 0.00 |
| 1190 | HOUSE ACCOUNT | 3,742.51 |
| 1200 | A/R BLUE GRASSHOPPER | 0.00 |
| 1210 | A/R BLACK MESA WINERY | 0.00 |
| 1220 | A/R WHOLESALE KEGS | 1,076.70 |
| 1270 | EMPLOYEE ADVANCES | 0.00 |
| | **TOTAL CURRENT ASSETS:** | **-26,506.65** |
| | **PROPERTY & EQUIPMENT:** | |
| 1410 | CONSTRUCTION IN PROGRESS | 0.00 |
| 1420 | FURNITURE & FIXTURES | 99,108.38 |
| 1430 | COMPUTER/ELECTRONIC EQUIP | 24,682.77 |
| 1440 | MACHINERY & EQUIPMENT | 281,300.06 |
| 1445 | KITCHEN EQUIPMENT | 25,597.18 |
| 1450 | LEASEHOLD IMPROVEMENTS | 573,160.55 |
| 1455 | SIGNAGE | 47,612.68 |
| 1460 | INTERIOR DESIGN/DECOR | 4,421.52 |
| 1490 | AUTOMOBILE | 37,871.15 |
| 1610 | BREWERY EQUIPMENT | 50,475.32 |
| 1620 | BEER STORAGE TANKS | 27,890.00 |
| 1630 | FERMENTERS | 46,133.56 |
| 1640 | FILTER | 3,451.18 |
| 1510 | ACCUM DEPRECIATION | -929,910.42 |
| | **TOTAL PROPERTY & EQUIPMENT:** | **291,793.93** |
| | **OTHER ASSETS:** | |
| 1807 | DUE TO/FROM BREWING | -41,748.92 |
| 1808 | DUE TO/FROM CORP | -626,518.34 |
| 1810 | DUE TO/FROM OG | 173,288.31 |
| 1811 | DUE TO/FROM SMOKEHOUSE | 207,025.19 |
| 1812 | DUE TO/FROM TAPROOM | 332,474.75 |
| 1813 | DUE TO/FROM BLUE | 278,800.82 |
| 1840 | DEPOSIT CLEARING | 0.00 |

# Units: 8710,8711,8712,8807,8808
# BALANCE SHEET
# AS OF 12/29/2019

| | | |
|---|---|---|
| 1930 | ORGANIZATION COSTS/LEGAL | 3,201.70 |
| 1940 | PREOPENING EXPENSES | 123,377.12 |
| 1955 | ACCUM AMORTIZATION | -74,486.25 |
| 1960 | SECURITY DEPOSITS | 7,887.52 |
| 1971 | PRIOR ACCT. DISCREPANCY | 0.00 |
| | **TOTAL OTHER ASSETS:** | **383,301.90** |
| | **TOTAL ASSETS:** | **648,589.18** |
| | **LIABILITIES &** | |
| | **OWNERS EQUITY** | |
| | **CURRENT LIABILITIES:** | |
| 2020 | ACCOUNTS PAYABLE | -5,969.46 |
| 2030 | ACCOUNTS PAYABLE PRIOR | 0.00 |
| 2060 | GIFT CERTIFICATES PAYABLE | 24,985.97 |
| 2085 | CREDIT CARD TIP PAYABLE | 0.00 |
| 2090 | 401-K PAYABLE | 10,869.05 |
| 2100 | FICA/FWT PAYABLE | 10,313.19 |
| 2120 | STATE WITHHOLDING PAYABLE | 4,262.48 |
| 2140 | FEDERAL UNEMPLOYMENT PAY. | 531.38 |
| 2150 | STATE UNEMPLOYMENT PAY. | 829.01 |
| 2160 | WORKER'S COMP. PAYABLE | 189.20 |
| 2180 | GARNISHMENTS PAYABLE | 139.83 |
| 2200 | SALES TAX PAYABLE | 19,134.33 |
| 2250 | ACCRUED PAYROLL PAYABLE | 12,246.03 |
| 2305 | AMEX PAYABLE | 42,619.27 |
| 2400 | ACCRUED PRIOR YEAR EXPENS | 0.00 |
| 7501 | UNCLAIMED PROPERTY | 122.35 |
| | **TOTAL CURRENT LIABILITIES** | **120,272.63** |
| | **LONG TERM DEBT:** | |
| 2610 | N/P KEN CARSON | 143,026.42 |
| 2620 | N/P MICHAEL CARSON | 0.00 |
| 2630 | N/P 2016 NISSAN NV | 9,552.50 |
| 2640 | N/P ZIA TRUST FROM M CARSON | 0.00 |
| 2660 | N/P CENTURY BANK LOC | 0.00 |
| | **TOTAL LONG TERM DEBT:** | **152,578.92** |
| | **TOTAL LIABILITIES:** | **272,851.55** |
| | **PARTNERS EQUITY:** | |
| 2910 | SHAREHOLDER CAPITAL | 12,458.93 |
| 2940 | RETAINED EARNINGS | 430,400.61 |

| | |
|---|---|
| Cur Year Net Profit (Loss) | -67,121.91 |
| **TOTAL PARTNERS EQUITY:** | **375,737.63** |
| **TOTAL LIABILITIES & EQUITY:** | **648,589.18** |

**Units: 8710,8711,8712,8807,8808**
**PERIOD INCOME AND EXPENSE**
**Year6/25/2018 - 12/30/2018**

| | | YEAR-TO-DATE 01/01/2018 - 12/30/2018 AMT($) | (%) |
|---|---|---|---|
| | **INCOME** | | |
| | **SALES** | | |
| 3010 | FOOD SALES | 1,452,886.87 | 59.53 |
| 3020 | NA BEVERAGE SALES | 53,889.48 | 2.21 |
| | **TOTAL FOOD & BEV SALES** | **1,506,776.35** | **61.74** |
| | **BAR/BREWERY SALES** | | |
| 3170 | BEER SALES | 71,619.98 | 2.93 |
| 3175 | BREWERY BEER SALES | 757,660.01 | 31.05 |
| 3180 | WINE SALES | 36,482.11 | 1.49 |
| 3160 | CIDER SALES | 7,615.45 | 0.31 |
| 3193 | WHOLESALE KEGS INCOME | 60,277.20 | 2.47 |
| | **TOTAL BAR/BREWERY SALES** | **933,654.75** | **38.26** |
| | **TOTAL SALES** | **2,440,431.10** | **100.00** |
| | **CONTROLLABLE COSTS** | | |
| | **FOOD COST** | | |
| 4010 | PRODUCE | -76,270.76 | 5.25 |
| 4020 | DAIRY | -41,292.37 | 2.84 |
| 4030 | MEAT | -35,569.70 | 2.45 |
| 4040 | SEAFOOD | -59,715.51 | 4.11 |
| 4050 | DRY GOODS | -106,492.31 | 7.33 |
| 4060 | POULTRY | -70,340.21 | 4.84 |
| 4099 | PURCHASE DISCOUNTS | 1,299.00 | 0.09 |
| 4080 | NA BEVERAGES | -12,920.28 | 23.98 |
| | **TOTAL FOOD COST** | **-401,302.14** | **26.63** |
| | **BAR/BREWERY COST** | | |
| 4320 | BEER | -36,197.41 | 50.54 |
| 4325 | BREWERY BEER | -135,069.49 | 17.83 |
| 4330 | WINE | -17,288.25 | 47.39 |

| | | YEAR-TO-DATE 01/01/2018 - 12/30/2018 | |
|---|---|---|---|
| | | AMT($) | (%) |
| 4380 | BAR CONSUMABLES | -82.42 | 0.00 |
| 4340 | CIDER | -11,617.97 | 152.56 |
| 4200 | MALT | -39,847.53 | 66.11 |
| 4210 | HOPS | -3,290.66 | 5.46 |
| 4220 | YEAST | -1,895.04 | 3.14 |
| 4230 | BARLEY | -100.37 | 0.17 |
| 4240 | FININGS | -5,737.32 | 9.52 |
| 4280 | ADJUNCTS | -19.50 | 0.03 |
| 4270 | NEXUS BEER | 3,532.09 | 5.86 |
| | **TOTAL BAR/BREWERY COST** | **-247,613.87** | **26.52** |
| | **TOTAL COST OF SALES** | **-648,916.01** | **26.59** |
| | **LABOR ANALYSIS** | | |
| | **BACK OF THE HOUSE** | | |
| 4430 | PREP COOK | -21,346.39 | 1.47 |
| 4435 | LINE COOK | -223,941.51 | 15.41 |
| 4440 | DISHWASHERS | -17,073.65 | 1.18 |
| 4475 | PIT MASTER | -4,533.48 | 0.31 |
| | **B.O.H. TOTAL** | **-266,895.03** | **18.37** |
| | **FRONT OF THE HOUSE** | | |
| 4405 | SHIFT SUPERVISOR (HOURLY) | -27,022.81 | 1.11 |
| 4450 | HOST | -11,152.47 | 0.46 |
| 4460 | WAIT STAFF (SERVERS) | -64,524.24 | 2.64 |
| 4480 | BUSSER | -47,041.86 | 1.93 |
| 4485 | BARTENDERS | -4,062.80 | 0.17 |
| 4495 | FOH TRAINING | -2,830.96 | 0.12 |
| 4600 | HEAD BREWER | -46,949.08 | 1.92 |
| 4605 | ASSISTANT BREWER | -16,424.52 | 0.67 |
| | **F.O.H. TOTAL** | **-220,008.74** | **9.02** |
| | **TOTAL OPERATIONAL PAYROLL** | **-486,903.77** | **19.95** |
| | **OTHER PAYROLL** | | |

| | | YEAR-TO-DATE 01/01/2018 - 12/30/2018 AMT($) | (%) |
|---|---|---|---|
| 4400 | MANAGER SALARIES | -59,568.38 | 2.44 |
| 4410 | ADMIN | -178,251.39 | 7.30 |
| 4416 | MEETINGS | -161.10 | 0.01 |
| 4420 | CHEF (KITCHEN MANAGER) | -14,807.66 | 0.61 |
| 4510 | PAYROLL EXPENSE OTHER | -1,480.60 | 0.06 |
| 4515 | MANAGEMENT PAYROLL FEES | -670.24 | 0.03 |
| 4530 | PAID TIME OFF | -12,092.61 | 0.50 |
| 5970 | OWNERS SALARIES | -60,000.19 | 2.46 |
| | **TOTAL OTHER PAYROLL** | **-327,032.17** | **13.40** |
| | **PAYROLL RELATED** | | |
| 4540 | PAYROLL TAX EXPENSE | -95,771.34 | 3.92 |
| 4550 | UNEMPLOYMENT TAX EXPENSE | -4,319.34 | 0.18 |
| 4555 | 401K EXPENSE | -10,156.57 | 0.42 |
| 4560 | GROUP INSURANCE-MEDICAL | -22,228.50 | 0.91 |
| 4570 | WORKER'S COMPENSATION EXP | -6,909.40 | 0.28 |
| 5041 | EMPLOYEE DISCOUNT (50%) | -28,844.63 | 1.18 |
| 5043 | EMPLOYEE INCENTIVE | -1,818.27 | 0.07 |
| 5044 | MANAGER MEAL 100% | -3,394.07 | 0.14 |
| 5046 | ALCOHOL/EMP | -160.75 | 0.01 |
| | **TOTAL PAYROLL RELATED** | **-173,602.87** | **7.11** |
| | **TOTAL LABOR** | **-987,538.81** | **40.47** |
| | **GROSS PROFIT AFTER PRIME COSTS** | **803,976.28** | **32.94** |
| | **FIXED/SEMI-VARIABLE COST** | | |
| | **DIRECT OPERATING COST** | | |
| 4575 | APRONS & UNIFORMS | 2,266.84 | 0.09 |
| 4810 | LINEN & DRYCLEANING | -4,372.20 | 0.18 |
| 4870 | HELP WANTED ADS | -503.84 | 0.02 |
| 4880 | CHINA/GLASS/SILVERWARE | -264.98 | 0.01 |
| 4885 | BREWERY SUPPLIES | -18,074.55 | 0.74 |
| 4886 | BAR SUPPLIES | -5,891.12 | 0.24 |
| 4887 | KITCHEN SUPPLIES | -7,725.53 | 0.32 |
| 4888 | RESTAURANT SUPPLIES | -59,719.39 | 2.45 |
| 4890 | JANITORIAL SUPPLIES | -1,647.66 | 0.07 |

| | | YEAR-TO-DATE 01/01/2018 - 12/30/2018 AMT($) | (%) |
|---|---|---|---|
| 4910 | CONTRACT CLEANING | -5,987.06 | 0.25 |
| 4915 | PEST CONTROL | -694.05 | 0.03 |
| 4920 | DJ/BAND EXPENSE | -5,519.46 | 0.23 |
| 4925 | IN-HOUSE ENTERTAINMENT | -4,450.08 | 0.18 |
| 4926 | PRINTING EXPENSE | -1,330.75 | 0.05 |
| 4932 | SOAPS & CHEMICALS | -1,447.53 | 0.06 |
| 4934 | PAPER PRODUCTS | -17,065.05 | 0.70 |
| 4940 | BANQUET SUPPLIES | -207.42 | 0.01 |
| 4945 | HOP CONTRACT FEES | -795.86 | 0.03 |
| 4999 | RETAIL TAX/FEES PAID | -2,390.21 | 0.10 |
| 5240 | VEHICLE EXPENSE | -2,382.39 | 0.10 |
| 5275 | FUEL SURCHARGE | -616.60 | 0.03 |
| 5520 | TRAVEL EXPENSES | -6,306.30 | 0.26 |
| 5530 | TRAINING & EDUCATION | -995.28 | 0.04 |
| 5540 | MEALS | -1,895.68 | 0.08 |
| 5541 | ENTERTAINMENT | -279.07 | 0.01 |
| | **TOTAL DIRECT OPERATING COST** | **-148,295.22** | **6.08** |
| | **ADVERTISING/PROMOTIONS** | | |
| 5010 | ADVERTISING | -15,344.87 | 0.63 |
| 5020 | PROMOTIONS (NONCOMPS) | 339.52 | 0.01 |
| 5030 | MANAGER REPAIR | -6,171.44 | 0.25 |
| 5031 | NEIGHBORHOOD VIP/PROMO | -75,194.53 | 3.08 |
| 5032 | BAR COMP | -2,969.90 | 0.12 |
| 5033 | G/C COMP | -1,899.51 | 0.08 |
| 5034 | VIP/PROMO 100% | -539.69 | 0.02 |
| 5035 | MANAGER REPAIR 100% | -766.00 | 0.03 |
| 5042 | ALCOHOL/VIP | -13,477.43 | 0.55 |
| 5045 | CHARITABLE CONTRIBUTIONS | -6,160.22 | 0.25 |
| | **TOTAL ADVERTISING/PROMO'S** | **-122,184.07** | **5.01** |
| | **GENERAL & ADMINISTRATIVE** | | |
| 5050 | CC PROCESSING FEE | -54,159.69 | 2.22 |
| 5080 | DUES AND SUBSCRIPTIONS | -3,918.11 | 0.16 |
| 5100 | GEN LIAB/PROP DAMAGE INS. | -36,027.57 | 1.48 |
| 5215 | PROFESSIONAL FEES | -41,715.97 | 1.71 |
| 5220 | LEGAL & ACCOUNTING FEES | -20,346.22 | 0.83 |
| 5225 | PROTECTION/SECURITY | -6,110.65 | 0.25 |

| | | YEAR-TO-DATE 01/01/2018 - 12/30/2018 | |
|---|---|---|---|
| | | AMT($) | (%) |
| 5230 | RESEARCH AND DEVELOPMENT | -163.42 | 0.01 |
| 5270 | POSTAGE/DELIVERY | -4,265.15 | 0.17 |
| 5320 | BAD DEBT EXPENSE | -1,421.28 | 0.06 |
| 5340 | OFFICE SUPPLIES | -7,248.52 | 0.30 |
| 5350 | CASH SHORT (OVER) | 3,059.91 | 0.13 |
| 5380 | BANK FEES | -3,703.72 | 0.15 |
| 5460 | LICENSES & TAXES | -55,073.74 | 2.26 |
| 5510 | MILEAGE REIMBURSEMENT | -869.26 | 0.04 |
| | **TOTAL GENERAL & ADMIN** | **-231,963.39** | **9.51** |
| | **MAINTENANCE COST** | | |
| 5700 | REPAIR/MAINT. EQUIPMENT | -12,148.00 | 0.50 |
| 5701 | REPAIR/MAINT. RESTAURANT | -37,515.22 | 1.54 |
| 5710 | COMPUTER MAINTENANCE | -950.69 | 0.04 |
| | **TOTAL MAINTENANCE COST** | **-50,613.91** | **2.07** |
| | **OCCUPANCY** | | |
| 5410 | PARKING-EMPLOYEES | -5.76 | 0.00 |
| 5490 | TELEPHONE | -6,036.20 | 0.25 |
| 5491 | CELL PHONE | -1,552.69 | 0.06 |
| 5495 | INTERNET SERVICE EXP | -3,219.31 | 0.13 |
| 5500 | TRASH REMOVAL | -7,713.54 | 0.32 |
| 5810 | EQUIPMENT RENTAL/LEASE | -6,891.67 | 0.28 |
| 5920 | RENT | -140,773.29 | 5.77 |
| 5930 | WATER & SEWER | -6,153.67 | 0.25 |
| 5935 | CABLE TV | -5,610.80 | 0.23 |
| 5940 | UTILITIES - GAS/ELECTRIC | -43,106.55 | 1.77 |
| | **TOTAL OCCUPANCY** | **-221,063.48** | **9.06** |
| | **TOTAL FIXED/SEMI-VARIABLE** | **-774,120.07** | **31.72** |
| | **OPERATING NET INCOME OR (LOSS)** | **29,856.21** | **1.22** |
| | **NON-OPERATING** | | |
| | **OTHER INCOME** | | |
| 3040 | INTEREST INCOME | 71.15 | 0.00 |

| | | YEAR-TO-DATE 01/01/2018 - 12/30/2018 | |
|---|---|---|---|
| | | **AMT($)** | **(%)** |
| 3085 | SERVICE CHARGE INCOME | 64.50 | 0.00 |
| 3145 | RETAIL SALES | 6,859.69 | 0.28 |
| 3194 | MEMBERSHIP SALES INCOME | 16,698.01 | 0.68 |
| | **TOTAL OTHER INCOME** | **23,693.35** | **0.97** |
| | **OTHER EXPENSES** | | |
| 4100 | RETAIL MERCHANDISE | -9,703.92 | 0.40 |
| 5120 | INTEREST EXPENSE | -7,278.04 | 0.30 |
| 5820 | DEPRECIATION EXPENSE | -54,039.48 | 2.21 |
| 5830 | AMORTIZATION EXPENSE | -9,292.37 | 0.38 |
| 7500 | PRIOR YEARS ADJUSTMENT | -12,858.97 | 0.53 |
| | **TOTAL OTHER EXPENSES** | **-93,172.78** | **3.82** |
| | **NET PROFIT OR (LOSS)** | **-39,623.22** | **1.62** |

| | | YEAR-TO-DATE 12/31/2018 - 12/29/2019 AMT($) | (%) |
|---|---|---|---|
| | **INCOME** | | |
| | **SALES** | | |
| 3010 | FOOD SALES | 1,909,129.13 | 64.59 |
| 3020 | NA BEVERAGE SALES | 60,616.96 | 2.05 |
| | **TOTAL FOOD & BEV SALES** | **1,969,746.09** | **66.64** |
| | **BAR/BREWERY SALES** | | |
| 3170 | BEER SALES | 14,903.97 | 0.50 |
| 3175 | BREWERY BEER SALES | 739,088.32 | 25.00 |
| 3180 | WINE SALES | 37,781.65 | 1.28 |
| 3160 | CIDER SALES | 16,403.14 | 0.55 |
| 3193 | WHOLESALE KEGS INCOME | 177,950.52 | 6.02 |
| | **TOTAL BAR/BREWERY SALES** | **986,127.60** | **33.36** |
| | **TOTAL SALES** | **2,955,873.69** | **100.00** |
| | **CONTROLLABLE COSTS** | | |
| | **FOOD COST** | | |
| 4010 | PRODUCE | -105,838.15 | 5.54 |
| 4020 | DAIRY | -52,275.74 | 2.74 |
| 4030 | MEAT | -148,103.21 | 7.76 |
| 4040 | SEAFOOD | -61,685.53 | 3.23 |
| 4050 | DRY GOODS | -152,187.92 | 7.97 |
| 4060 | POULTRY | -82,571.38 | 4.33 |
| 4099 | PURCHASE DISCOUNTS | 3,209.09 | 0.17 |
| 4080 | NA BEVERAGES | -14,578.93 | 24.05 |
| | **TOTAL FOOD COST** | **-614,031.77** | **31.17** |
| | **BAR/BREWERY COST** | | |
| 4320 | BEER | -2,218.01 | 14.88 |
| 4325 | BREWERY BEER | -157,231.97 | 21.27 |
| 4330 | WINE | -13,144.10 | 34.79 |

| | | YEAR-TO-DATE 12/31/2018 - 12/29/2019 | |
|---|---|---|---|
| | | AMT($) | (%) |
| 4370 | LIQUOR | -396.00 | 0.00 |
| 4380 | BAR CONSUMABLES | -180.61 | 0.00 |
| 4340 | CIDER | -9,006.03 | 54.90 |
| 4200 | MALT | -31,011.40 | 17.43 |
| 4210 | HOPS | -8,340.73 | 4.69 |
| 4220 | YEAST | -943.95 | 0.53 |
| 4230 | BARLEY | -98.48 | 0.06 |
| 4240 | FININGS | -2,872.74 | 1.61 |
| 4280 | ADJUNCTS | -8,993.42 | 5.05 |
| 4270 | NEXUS BEER | 5,311.91 | 2.99 |
| | **TOTAL BAR/BREWERY COST** | **-229,125.53** | **23.23** |
| | **TOTAL COST OF SALES** | **-843,157.30** | **28.52** |
| | **LABOR ANALYSIS** | | |
| | **BACK OF THE HOUSE** | | |
| 4430 | PREP COOK | -463.96 | 0.02 |
| 4435 | LINE COOK | -312,981.36 | 16.39 |
| 4440 | DISHWASHERS | -27,946.32 | 1.46 |
| 4455 | EXPEDITOR | -1,068.12 | 0.06 |
| 4471 | DRIVER | -3,002.84 | 0.16 |
| 4475 | PIT MASTER | -24,488.33 | 1.28 |
| 4496 | BOH TRAINING | -13.80 | 0.00 |
| | **B.O.H. TOTAL** | **-369,964.73** | **19.38** |
| | **FRONT OF THE HOUSE** | | |
| 4405 | SHIFT SUPERVISOR (HOURLY) | -41,804.79 | 1.41 |
| 4450 | HOST | -24,070.62 | 0.81 |
| 4451 | CASHIER | -13,516.66 | 0.46 |
| 4460 | WAIT STAFF (SERVERS) | -116,067.82 | 3.93 |
| 4480 | BUSSER | -6,402.55 | 0.22 |
| 4485 | BARTENDERS | -16,807.15 | 0.57 |
| 4495 | FOH TRAINING | -4,500.63 | 0.15 |
| 4600 | HEAD BREWER | -48,000.16 | 1.62 |
| 4605 | ASSISTANT BREWER | -18,535.44 | 0.63 |
| | **F.O.H. TOTAL** | **-289,705.82** | **9.80** |

| | | YEAR-TO-DATE 12/31/2018 - 12/29/2019 AMT($) | (%) |
|---|---|---|---|
| | **TOTAL OPERATIONAL PAYROLL** | **-659,670.55** | **22.32** |
| | **OTHER PAYROLL** | | |
| 4400 | MANAGER SALARIES | -153,528.80 | 5.19 |
| 4410 | ADMIN | -107,955.16 | 3.65 |
| 4415 | JANITORIAL | -3,494.68 | 0.12 |
| 4416 | MEETINGS | -527.00 | 0.02 |
| 4420 | CHEF (KITCHEN MANAGER) | -71,131.07 | 2.41 |
| 4500 | BONUS | -412.50 | 0.01 |
| 4510 | PAYROLL EXPENSE OTHER | -4,965.58 | 0.17 |
| 4515 | MANAGEMENT PAYROLL FEES | 0.00 | 0.00 |
| 4530 | PAID TIME OFF | -17,620.77 | 0.60 |
| 5235 | CONTRACT LABOR | -351.85 | 0.01 |
| 5970 | OWNERS SALARIES | -60,000.20 | 2.03 |
| | **TOTAL OTHER PAYROLL** | **-419,987.61** | **14.21** |
| | **PAYROLL RELATED** | | |
| 4540 | PAYROLL TAX EXPENSE | -110,280.64 | 3.73 |
| 4550 | UNEMPLOYMENT TAX EXPENSE | -7,549.63 | 0.26 |
| 4555 | 401K EXPENSE | -13,177.38 | 0.45 |
| 4560 | GROUP INSURANCE-MEDICAL | -23,146.40 | 0.78 |
| 4570 | WORKER'S COMPENSATION EXP | -17,853.59 | 0.60 |
| 5041 | EMPLOYEE DISCOUNT (50%) | -21,542.29 | 0.73 |
| 5043 | EMPLOYEE INCENTIVE | -106.79 | 0.00 |
| 5044 | MANAGER MEAL 100% | -12,449.43 | 0.42 |
| 5046 | ALCOHOL/EMP | -863.20 | 0.03 |
| | **TOTAL PAYROLL RELATED** | **-206,969.35** | **7.00** |
| | **TOTAL LABOR** | **-1,286,627.51** | **43.53** |
| 7860 | PENDING BK REC CORRECTION | 1,030.64 | 0.03 |
| | **GROSS PROFIT AFTER PRIME COSTS** | **827,119.52** | **27.98** |
| | **FIXED/SEMI-VARIABLE COST** | | |
| | **DIRECT OPERATING COST** | | |

| | | YEAR-TO-DATE 12/31/2018 - 12/29/2019 | |
|---|---|---|---|
| | | AMT($) | (%) |
| 4575 | APRONS & UNIFORMS | 3,064.20 | 0.10 |
| 4810 | LINEN & DRYCLEANING | -7,337.70 | 0.25 |
| 4830 | FIRST AID SUPPLIES | -22.82 | 0.00 |
| 4840 | DECORATIONS | -82.76 | 0.00 |
| 4870 | HELP WANTED ADS | -338.88 | 0.01 |
| 4880 | CHINA/GLASS/SILVERWARE | -850.98 | 0.03 |
| 4886 | BAR SUPPLIES | -11,441.78 | 0.39 |
| 4887 | KITCHEN SUPPLIES | -36,003.61 | 1.22 |
| 4888 | RESTAURANT SUPPLIES | -21,368.31 | 0.72 |
| 4890 | JANITORIAL SUPPLIES | -10,364.60 | 0.35 |
| 4910 | CONTRACT CLEANING | -5,573.69 | 0.19 |
| 4915 | PEST CONTROL | -1,900.84 | 0.06 |
| 4925 | IN-HOUSE ENTERTAINMENT | -2,784.39 | 0.09 |
| 4926 | PRINTING EXPENSE | -276.53 | 0.01 |
| 4932 | SOAPS & CHEMICALS | -15,337.30 | 0.52 |
| 4934 | PAPER PRODUCTS | -53,580.19 | 1.81 |
| 4940 | BANQUET SUPPLIES | -767.73 | 0.03 |
| 4945 | HOP CONTRACT FEES | -2,446.09 | 0.08 |
| 4999 | RETAIL TAX/FEES PAID | -4,076.44 | 0.14 |
| 5240 | VEHICLE EXPENSE | -5,241.97 | 0.18 |
| 5275 | FUEL SURCHARGE | -3,252.51 | 0.11 |
| 5520 | TRAVEL EXPENSES | -1,463.55 | 0.05 |
| 5530 | TRAINING & EDUCATION | -2,776.03 | 0.09 |
| 5540 | MEALS | -1,792.34 | 0.06 |
| 5541 | ENTERTAINMENT | -2,648.93 | 0.09 |
| | **TOTAL DIRECT OPERATING COST** | **-188,665.77** | **6.38** |
| | **ADVERTISING/PROMOTIONS** | | |
| 5000 | GRUB HUB | -1,063.26 | 0.04 |
| 5001 | DOOR DASH | 2,675.76 | 0.09 |
| 5002 | CHOWNOW | -640.50 | 0.02 |
| 5010 | ADVERTISING | -21,878.15 | 0.74 |
| 5020 | PROMOTIONS (NONCOMPS) | 262.00 | 0.01 |
| 5030 | MANAGER REPAIR | -4,106.63 | 0.14 |
| 5031 | NEIGHBORHOOD VIP/PROMO | -12,580.35 | 0.43 |
| 5032 | BAR COMP | -957.50 | 0.03 |
| 5033 | G/C COMP | -9,169.57 | 0.31 |
| 5034 | VIP/PROMO 100% | -7,972.92 | 0.27 |
| 5035 | MANAGER REPAIR 100% | -614.10 | 0.02 |
| 5042 | ALCOHOL/VIP | -81,232.18 | 2.75 |

| | | YEAR-TO-DATE 12/31/2018 - 12/29/2019 | |
|---|---|---|---|
| | | AMT($) | (%) |
| 5045 | CHARITABLE CONTRIBUTIONS | -1,748.51 | 0.06 |
| | **TOTAL ADVERTISING/PROMO'S** | **-139,025.91** | **4.70** |
| | **GENERAL & ADMINISTRATIVE** | | |
| 5050 | CC PROCESSING FEE | -74,225.98 | 2.51 |
| 5080 | DUES AND SUBSCRIPTIONS | -9,368.59 | 0.32 |
| 5100 | GEN LIAB/PROP DAMAGE INS. | -25,844.74 | 0.87 |
| 5215 | PROFESSIONAL FEES | -28,150.00 | 0.95 |
| 5220 | LEGAL & ACCOUNTING FEES | -51,830.81 | 1.75 |
| 5225 | PROTECTION/SECURITY | -4,318.20 | 0.15 |
| 5230 | RESEARCH AND DEVELOPMENT | -612.05 | 0.02 |
| 5270 | POSTAGE/DELIVERY | -1,765.92 | 0.06 |
| 5320 | BAD DEBT EXPENSE | -2,395.27 | 0.08 |
| 5340 | OFFICE SUPPLIES | -3,046.60 | 0.10 |
| 5350 | CASH SHORT (OVER) | -3,500.50 | 0.12 |
| 5380 | BANK FEES | -552.14 | 0.02 |
| 5460 | LICENSES & TAXES | -36,750.82 | 1.24 |
| 5510 | MILEAGE REIMBURSEMENT | -1,470.36 | 0.05 |
| | **TOTAL GENERAL & ADMIN** | **-243,831.98** | **8.25** |
| | **MAINTENANCE COST** | | |
| 5700 | REPAIR/MAINT. EQUIPMENT | -20,801.12 | 0.70 |
| 5701 | REPAIR/MAINT. RESTAURANT | -18,881.60 | 0.64 |
| 5710 | COMPUTER MAINTENANCE | -884.57 | 0.03 |
| | **TOTAL MAINTENANCE COST** | **-40,567.29** | **1.37** |
| | **OCCUPANCY** | | |
| 5400 | PARKING-CUSTOMER | -15.27 | 0.00 |
| 5490 | TELEPHONE | -1,996.39 | 0.07 |
| 5491 | CELL PHONE | -1,239.81 | 0.04 |
| 5495 | INTERNET SERVICE EXP | -8,020.90 | 0.27 |
| 5500 | TRASH REMOVAL | -3,609.76 | 0.12 |
| 5810 | EQUIPMENT RENTAL/LEASE | -9,173.56 | 0.31 |
| 5920 | RENT | -133,598.34 | 4.52 |
| 5930 | WATER & SEWER | -10,087.58 | 0.34 |
| 5935 | CABLE TV | -11,182.43 | 0.38 |

| | | YEAR-TO-DATE 12/31/2018 - 12/29/2019 | |
|---|---|---|---|
| | | AMT($) | (%) |
| 5940 | UTILITIES - GAS/ELECTRIC | -52,536.48 | 1.78 |
| 5950 | REAL ESTATE TAXES | 161.81 | 0.01 |
| | **TOTAL OCCUPANCY** | **-231,298.71** | **7.83** |
| | **TOTAL FIXED/SEMI-VARIABLE** | **-843,389.66** | **28.53** |
| | **OPERATING NET INCOME OR (LOSS)** | **-16,270.14** | **0.55** |
| | **NON-OPERATING** | | |
| | **OTHER INCOME** | | |
| 3030 | SALES TAX DISCOUNT | -4,758.15 | 0.16 |
| 3040 | INTEREST INCOME | 17.93 | 0.00 |
| 3145 | RETAIL SALES | 3,569.03 | 0.12 |
| 3194 | MEMBERSHIP SALES INCOME | 16,777.87 | 0.57 |
| 3195 | OTHER INCOME | 260.00 | 0.01 |
| 3198 | WORKFORCE INCOME | 9,722.14 | 0.33 |
| | **TOTAL OTHER INCOME** | **25,588.82** | **0.87** |
| | **OTHER EXPENSES** | | |
| 5120 | INTEREST EXPENSE | -8,006.40 | 0.27 |
| 5820 | DEPRECIATION EXPENSE | -60,120.11 | 2.03 |
| 5830 | AMORTIZATION EXPENSE | -8,314.08 | 0.28 |
| | **TOTAL OTHER EXPENSES** | **-76,440.59** | **2.59** |
| | **NET PROFIT OR (LOSS)** | **-67,121.91** | **2.27** |

**Focus on Food, Not Finances™**

## Units: 8710,8711,8712,8807,8808
## CASH FLOW STATEMENT
## Period: 12/23/2019 - 12/29/2019

| | | CURRENT-PERIOD 12/23/2019 - 12/29/2019 | YEAR-TO-DATE 12/31/2018 - 12/29/2019 | LAST-YEAR-YTD 1/1/2018 - 12/30/2018 |
|---|---|---|---|---|
| | **CASH BEGINNING BALANCE** | **-58,938.21** | **-1,882.68** | **0.00** |
| | **CASH FLOW FROM OPERATING ACTIVITY** | | | |
| | Cur Year Net Profit (Loss) | -121,574.82 | -67,121.91 | -39,623.22 |
| 2940 | RETAINED EARNINGS | 0.00 | 0.00 | 470,023.83 |
| | **NON-CASH ITEMS INCLUDED IN NET INCOME (LOSS)** | | | |
| | DEPRECIATION/AMORTIZATION | 68,434.19 | 68,434.19 | 935,962.48 |
| | **(INCREASE) DECREASE IN ASSETS** | | | |
| 1150 | INVENTORIES | 1,680.95 | -3,347.02 | -21,051.83 |
| 1160 | INTER COMPANY INVENTORY | 1,625.00 | 1,617.18 | -4,396.43 |
| 1180 | A/R - CATERING | -330.48 | 0.00 | 0.00 |
| 1190 | HOUSE ACCOUNT | 0.00 | -3,742.51 | 0.00 |
| 1200 | A/R BLUE GRASSHOPPER | -604.80 | 0.00 | 0.00 |
| 1210 | A/R BLACK MESA WINERY | -260.00 | 0.00 | 0.00 |
| 1220 | A/R WHOLESALE KEGS | -1,131.70 | -1,021.70 | -55.00 |
| 1270 | EMPLOYEE ADVANCES | -356.84 | 0.00 | 0.00 |
| 1940 | PREOPENING EXPENSES | 269.69 | 0.00 | -123,377.12 |
| 1960 | SECURITY DEPOSITS | 0.00 | 0.00 | -7,887.52 |
| | **INCREASE (DECREASE) IN LIABILITIES** | | | |
| 2020 | ACCOUNTS PAYABLE | -5,407.03 | -7,565.11 | 1,595.65 |
| 2060 | GIFT CERTIFICATES PAYABLE | 339.00 | 8,367.66 | 16,618.31 |
| 2085 | CREDIT CARD TIP PAYABLE | 677.26 | 0.00 | 0.00 |
| 2090 | 401-K PAYABLE | -703.66 | 6,548.52 | 4,320.53 |
| 2100 | FICA/FWT PAYABLE | -1,076.86 | 1,352.38 | 8,960.81 |
| 2120 | STATE WITHHOLDING PAYABLE | -1,439.51 | 930.09 | 3,332.39 |
| 2140 | FEDERAL UNEMPLOYMENT PAY. | -458.55 | -501.11 | 1,032.49 |
| 2150 | STATE UNEMPLOYMENT PAY. | -920.92 | -373.63 | 1,202.64 |
| 2160 | WORKER'S COMP. PAYABLE | 51.09 | -3.53 | 192.73 |
| 2180 | GARNISHMENTS PAYABLE | -71.25 | 75.68 | 64.15 |
| 2200 | SALES TAX PAYABLE | 10,872.61 | 6,282.76 | 12,851.57 |

| | | | | |
|---|---|---|---|---|
| 2250 | ACCRUED PAYROLL PAYABLE | -1,355.69 | 535.77 | 11,710.26 |
| 2305 | AMEX PAYABLE | -8,861.95 | -3,147.87 | 45,767.14 |
| 2400 | ACCRUED PRIOR YEAR EXPENS | 0.00 | 9,867.84 | -9,867.84 |
| 7501 | UNCLAIMED PROPERTY | -4,020.33 | 122.35 | 0.00 |
| | **NET CASH PROVIDED BY OA** | **-64,624.60** | **17,310.03** | **1,307,376.02** |
| | **CASH FLOW FROM INVESTING ACTIVITY** | | | |
| 1420 | FURNITURE & FIXTURES | 9,062.31 | -2,000.00 | -97,108.38 |
| 1430 | COMPUTER/ELECTRONIC EQUIP | 3,610.65 | -17,794.64 | -6,888.13 |
| 1440 | MACHINERY & EQUIPMENT | 6,197.39 | -8,626.99 | -272,673.07 |
| 1445 | KITCHEN EQUIPMENT | -3,279.38 | -17,597.18 | -8,000.00 |
| 1450 | LEASEHOLD IMPROVEMENTS | 1,336.20 | -21,225.56 | -551,934.99 |
| 1455 | SIGNAGE | -26,328.34 | -26,328.34 | -21,284.34 |
| 1460 | INTERIOR DESIGN/DECOR | 1,044.62 | -4,421.52 | 0.00 |
| 1490 | AUTOMOBILE | 6,551.76 | 0.00 | -37,871.15 |
| 1610 | BREWERY EQUIPMENT | 0.00 | 0.00 | -50,475.32 |
| 1620 | BEER STORAGE TANKS | 0.00 | 0.00 | -27,890.00 |
| 1630 | FERMENTERS | 0.00 | 0.00 | -46,133.56 |
| 1640 | FILTER | 0.00 | 0.00 | -3,451.18 |
| 1807 | DUE TO/FROM BREWING #8807 | 782.65 | 73,622.86 | -31,873.94 |
| 1808 | DUE TO/FROM CORP #8808 | 3,665.43 | 538,463.49 | 88,054.85 |
| 1810 | DUE TO/FROM OG #8710 | -3,460.00 | -268,566.19 | 95,277.88 |
| 1811 | DUE TO/FROM SMOKEHOUSE #8711 | -6,306.46 | -196,550.99 | -10,474.20 |
| 1812 | DUE TO/FROM TAPROOM #8712 | -2,589.39 | -171,990.90 | -160,483.85 |
| 1813 | DUE TO/FROM BLUE | 95,988.54 | 95,988.54 | -374,789.36 |
| 1930 | ORGANIZATION COSTS/LEGAL | 0.00 | 0.00 | -3,201.70 |
| | **NET CASH PROVIDED BY IA** | **86,275.98** | **-27,027.42** | **-1,521,200.44** |
| | **CASH FLOW FROM FINANCING ACTIVITY** | | | |
| 2610 | N/P KEN CARSON | -23,177.36 | -226.50 | 143,252.92 |
| 2620 | N/P MICHAEL CARSON | 12,000.00 | 0.00 | 0.00 |
| 2630 | N/P 2016 NISSAN NV | -6,062.53 | -6,062.53 | 15,615.03 |
| 2640 | N/P ZIA TRUST FROM M CARSON | -40,614.86 | -40,614.86 | 40,614.86 |
| 2660 | N/P CENTURY BANK LOC | 36,637.62 | 0.00 | 0.00 |
| 2910 | SHAREHOLDER CAPITAL | 0.00 | 0.00 | 12,458.93 |
| | **NET CASH PROVIDED BY FA** | **-21,217.13** | **-46,903.89** | **211,941.74** |

| | | | |
|---|---|---|---|
| **INCREASE (DECREASE) IN CASH** | **434.25** | **-56,621.28** | **-1,882.68** |
| **ENDING CASH BALANCE** | **-58,503.96** | **-58,503.96** | **-1,882.68** |

Focus on Food, Not Finances™

**Units: 8710,8711,8712,8807,8808**
**CASH FLOW STATEMENT**
**Period: 12/23/2019 - 12/29/2019**

| | | CURRENT-PERIOD<br>12/23/2019 - 12/29/2019 | YEAR-TO-DATE<br>12/31/2018 - 12/29/2019 | LAST-YEAR-YTD<br>1/1/2018 - 12/30/2018 |
|---|---|---|---|---|
| | **CASH BEGINNING BALANCE** | **-58,938.21** | **-1,882.68** | **0.00** |
| | **CASH FLOW FROM OPERATING ACTIVITY** | | | |
| | Cur Year Net Profit (Loss) | -121,574.82 | -67,121.91 | -39,623.22 |
| 2940 | RETAINED EARNINGS | 0.00 | 0.00 | 470,023.83 |
| | **NON-CASH ITEMS INCLUDED IN NET INCOME (LOSS)** | | | |
| | DEPRECIATION/AMORTIZATION | 68,434.19 | 68,434.19 | 935,962.48 |
| | **(INCREASE) DECREASE IN ASSETS** | | | |
| 1150 | INVENTORIES | 1,680.95 | -3,347.02 | -21,051.83 |
| 1160 | INTER COMPANY INVENTORY | 1,625.00 | 1,617.18 | -4,396.43 |
| 1180 | A/R - CATERING | -330.48 | 0.00 | 0.00 |
| 1190 | HOUSE ACCOUNT | 0.00 | -3,742.51 | 0.00 |
| 1200 | A/R BLUE GRASSHOPPER | -604.80 | 0.00 | 0.00 |
| 1210 | A/R BLACK MESA WINERY | -260.00 | 0.00 | 0.00 |
| 1220 | A/R WHOLESALE KEGS | -1,131.70 | -1,021.70 | -55.00 |
| 1270 | EMPLOYEE ADVANCES | -356.84 | 0.00 | 0.00 |
| 1940 | PREOPENING EXPENSES | 269.69 | 0.00 | -123,377.12 |
| 1960 | SECURITY DEPOSITS | 0.00 | 0.00 | -7,887.52 |
| | **INCREASE (DECREASE) IN LIABILITIES** | | | |
| 2020 | ACCOUNTS PAYABLE | -5,407.03 | -7,565.11 | 1,595.65 |
| 2060 | GIFT CERTIFICATES PAYABLE | 339.00 | 8,367.66 | 16,618.31 |
| 2085 | CREDIT CARD TIP PAYABLE | 677.26 | 0.00 | 0.00 |
| 2090 | 401-K PAYABLE | -703.66 | 6,548.52 | 4,320.53 |
| 2100 | FICA/FWT PAYABLE | -1,076.86 | 1,352.38 | 8,960.81 |
| 2120 | STATE WITHHOLDING PAYABLE | -1,439.51 | 930.09 | 3,332.39 |
| 2140 | FEDERAL UNEMPLOYMENT PAY. | -458.55 | -501.11 | 1,032.49 |
| 2150 | STATE UNEMPLOYMENT PAY. | -920.92 | -373.63 | 1,202.64 |
| 2160 | WORKER'S COMP. PAYABLE | 51.09 | -3.53 | 192.73 |
| 2180 | GARNISHMENTS PAYABLE | -71.25 | 75.68 | 64.15 |
| 2200 | SALES TAX PAYABLE | 10,872.61 | 6,282.76 | 12,851.57 |

| | | | | |
|---|---|---|---|---|
| 2250 | ACCRUED PAYROLL PAYABLE | -1,355.69 | 535.77 | 11,710.26 |
| 2305 | AMEX PAYABLE | -8,861.95 | -3,147.87 | 45,767.14 |
| 2400 | ACCRUED PRIOR YEAR EXPENS | 0.00 | 9,867.84 | -9,867.84 |
| 7501 | UNCLAIMED PROPERTY | -4,020.33 | 122.35 | 0.00 |
| | **NET CASH PROVIDED BY OA** | **-64,624.60** | **17,310.03** | **1,307,376.02** |
| | **CASH FLOW FROM INVESTING ACTIVITY** | | | |
| 1420 | FURNITURE & FIXTURES | 9,062.31 | -2,000.00 | -97,108.38 |
| 1430 | COMPUTER/ELECTRONIC EQUIP | 3,610.65 | -17,794.64 | -6,888.13 |
| 1440 | MACHINERY & EQUIPMENT | 6,197.39 | -8,626.99 | -272,673.07 |
| 1445 | KITCHEN EQUIPMENT | -3,279.38 | -17,597.18 | -8,000.00 |
| 1450 | LEASEHOLD IMPROVEMENTS | 1,336.20 | -21,225.56 | -551,934.99 |
| 1455 | SIGNAGE | -26,328.34 | -26,328.34 | -21,284.34 |
| 1460 | INTERIOR DESIGN/DECOR | 1,044.62 | -4,421.52 | 0.00 |
| 1490 | AUTOMOBILE | 6,551.76 | 0.00 | -37,871.15 |
| 1610 | BREWERY EQUIPMENT | 0.00 | 0.00 | -50,475.32 |
| 1620 | BEER STORAGE TANKS | 0.00 | 0.00 | -27,890.00 |
| 1630 | FERMENTERS | 0.00 | 0.00 | -46,133.56 |
| 1640 | FILTER | 0.00 | 0.00 | -3,451.18 |
| 1807 | DUE TO/FROM BREWING #8807 | 782.65 | 73,622.86 | -31,873.94 |
| 1808 | DUE TO/FROM CORP #8808 | 3,665.43 | 538,463.49 | 88,054.85 |
| 1810 | DUE TO/FROM OG #8710 | -3,460.00 | -268,566.19 | 95,277.88 |
| 1811 | DUE TO/FROM SMOKEHOUSE #8711 | -6,306.46 | -196,550.99 | -10,474.20 |
| 1812 | DUE TO/FROM TAPROOM #8712 | -2,589.39 | -171,990.90 | -160,483.85 |
| 1813 | DUE TO/FROM BLUE | 95,988.54 | 95,988.54 | -374,789.36 |
| 1930 | ORGANIZATION COSTS/LEGAL | 0.00 | 0.00 | -3,201.70 |
| | **NET CASH PROVIDED BY IA** | **86,275.98** | **-27,027.42** | **-1,521,200.44** |
| | **CASH FLOW FROM FINANCING ACTIVITY** | | | |
| 2610 | N/P KEN CARSON | -23,177.36 | -226.50 | 143,252.92 |
| 2620 | N/P MICHAEL CARSON | 12,000.00 | 0.00 | 0.00 |
| 2630 | N/P 2016 NISSAN NV | -6,062.53 | -6,062.53 | 15,615.03 |
| 2640 | N/P ZIA TRUST FROM M CARSON | -40,614.86 | -40,614.86 | 40,614.86 |
| 2660 | N/P CENTURY BANK LOC | 36,637.62 | 0.00 | 0.00 |
| 2910 | SHAREHOLDER CAPITAL | 0.00 | 0.00 | 12,458.93 |
| | **NET CASH PROVIDED BY FA** | **-21,217.13** | **-46,903.89** | **211,941.74** |

| | | | |
|---|---|---|---|
| **INCREASE (DECREASE) IN CASH** | **434.25** | **-56,621.28** | **-1,882.68** |
| **ENDING CASH BALANCE** | **-58,503.96** | **-58,503.96** | **-1,882.68** |

I, Kenneth J Carson, certify that:

1. The financial statements of Nexus Brewery, LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Nexus Brewery, LLC included in this Form reflects accurately the information reported on the tax return for Nexus Brewery, LLC for the fiscal years ended 2018 and 2019 (most recently available as of the Date of this Form C).

Signature Kenneth J Carson

Name: Kenneth J Carson

Title: Managing member